Exhibit 99.1

On Announces Fourth Quarter and Full Year Results, and The Filing of Its Annual Report on Form 20-F for 2021
•On experiences very strong consumer demand across all regions, channels, and product categories and delivers another record year with net sales of CHF 724.6 million, a gross profit margin jump to 59.4% and an adjusted EBITDA margin of 13.3%. This reflects On’s commitment to manage the company with a focus on long-term growth and profitability.
•Net sales increased by 53.7% in the fourth quarter of 2021 and by 70.4% in fiscal year 2021, with the direct-to-consumer business growing 76.7% in the fourth quarter and Wholesale growing 39.3%. This validates the strength of On’s multi-channel distribution, where wholesale and DTC channels are highly complementary.
•On delivers a fourth quarter gross profit margin of 58.5%, up from 51.7% in the fourth quarter of 2020, and Adjusted EBITDA of CHF 11.2 million despite supply chain constraints, recurring COVID-19 restrictions in Europe, and a planned shift of On's spring-summer product season launch from the fourth quarter of 2021 to the first quarter of 2022.
•Strong pre-orders coupled with increased visibility on the recovery of the supply chain environment provides even more confidence to meet higher than expected demand in the first half of 2022 and to return to hyper-growth in the second half. On is therefore updating its guidance for the full fiscal year 2022 and now expects net sales of at least CHF 990 million, adjusted EBITDA of CHF 130.0 million, and a corresponding adjusted EBITDA margin of 13.1%.
•New partnership with world class athletes in our very successful On Athletics Club, a multi-year engagement with the historic track & field event Penn Relays, as well as being the official sponsor and outfitter of the Swiss and Norwegian Olympics team, further inspire the community and drive innovation.
•On’s initial public offering in September 2021 resulted in additional awareness and brand momentum, further supporting On’s exceptional growth and empowering us to make fast progress towards our long-term brand mission: to ignite the human spirit through movement.

ZURICH, Switzerland, March 18, 2022 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”) today announced its financial results for the fourth quarter and full year, and that it has filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2021, with the U.S. Securities Exchange Commission.

Martin Hoffmann, Co-CEO and CFO of On, said: “A year is like a marathon race. The circumstances of the fourth quarter made the last miles even more challenging. But thanks to our whole team we were able to exceed our expectations for Q4 and to successfully finish the year with many new record numbers. Our financial results in the fourth quarter are further validation of the very strong, global demand for the On brand and our commitment to managing the company with a long-term, growth- and profitability-driven mindset. We achieved over 70% growth in Net Sales in 2021 while at the same time increasing our Gross Profit and Adjusted EBITDA margin. We continued to see strong demand across all regions and product categories with North America and China showing exceptional growth rates. With 2022 now underway, we are even more confident and excited about the global growth opportunities and many new products that will allow our customers to move. Importantly, our production capacity in Vietnam has been back at 100% of the pre-lockdown commitments since December 2021. Overall, we are fast-tracking the capacity ramp-up plan this year, and leveraging our close relationship with all factory partners. This includes the expansion into Indonesia, where we just started production in a new facility to diversify our production network.”

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “Global consumer demand continues to drive On’s strong growth. On is carried by a rapidly expanding movement of millions who run, explore, travel near and far, lift their spirit and dream on. This allows us to make fast progress towards our long-term mission: to ignite the human spirit through movement. World class Athletes continue to join On. We are honored to announce that two-time 5,000 meter World Champion Hellen Obiri is joining the On Athletics Club, our elite athlete team that is based and trained in Boulder, Colorado. At the same time, a record number of talent joined our team at On, as it surpassed the 1,000 team member milestone. Across the globe, people from over 65 nationalities and diverse backgrounds are the catalyst for relentless innovation and a unique culture at On."

Key Financial Highlights
Key highlights for the fourth quarter of 2021 compared to the fourth quarter of 2020 include:
•    net sales increased 53.7% to CHF 191.1 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 76.7% to CHF 84.7 million;
•    net sales through the wholesale sales channel increased 39.3% to CHF 106.4 million;
•    net sales in North America and Asia-Pacific increased 100.1% to CHF 133.4 million and 35.0% to CHF 10.6 million, respectively;
•    net sales from shoes, apparel and accessories increased 49.0% to CHF 179.7 million, 216.0% to 10.0 million and 164.9% to 1,384 million;
•gross profit increased 74.0% to CHF 111.8 million;
•    gross margin increased to 58.5% from 51.7%;
•    net (loss) changed to CHF (187.0) million from CHF (2.6) million;
•    net (loss) margin changed to (97.8)% from (2.1)%;
• adjusted EBITDA in the fourth quarter of 2020 and 2021 was CHF 11.2 million; and
•adjusted EBITDA margin decreased to 5.9% from 9.0%.

Key highlights for fiscal year 2021 compared to fiscal year 2020 included:
•    net sales increased 70.4% to CHF 724.6 million;
•    net sales through the DTC sales channel increased 71.9% to CHF 275.8 million;
•    net sales through the wholesale sales channel increased 69.5% to CHF 448.8 million;
•    net sales in Europe, North America and Asia-Pacific increased 38.8% to CHF 260.4 million, 96.8% to CHF 409.5 million and 85.8% to CHF 42.7 million, respectively;
•    net sales from shoes increased 68.1% to CHF 683.3 million, net sales from apparel increased 130.8% to CHF 36.3 million and net sales from accessories increased 57.2% to CHF 5.0 million;
•gross profit increased 86.2% to CHF 430.3 million;
•    gross margin increased to 59.4% from 54.3%;
•    net (loss) changed to CHF (170.2) million from CHF (27.5) million;
•    net (loss) margin changed to (23.5)% from (6.5)%;
• adjusted EBITDA increased 93.8% to CHF 96.4 million; and
•adjusted EBITDA margin increased to 13.3% from 11.7%.

Key balance sheet highlights as of December 31, 2021 compared to December 31, 2020 included:
•cash increased 620.5% to CHF 653.1 million, reflecting proceeds from our successful initial public offering in September 2021; and
•net working capital was CHF 187.5 million which reflected an increase of 66.0%.

Outlook

We expect 2022 to be characterized by a significant expansion of our product offering in running, outdoor and lifestyle, which we call performance all day, through the launch of highly innovative and even more sustainable shoes, apparel items and accessories. O product offering expansion has been well received by our existing and new wholesale partners, reflected in very strong pre-orders for the first and second half of the year. Coupled with a significantly elevated customer base in DTC, we expect to reach a much larger global fan base, allowing them to move in On products and ignite the human spirit through movement. We further plan to bring a new level of brand experience to our fans through the expansion of our global network of flagship stores, by opening our first flagship stores in Europe and Asia outside China, while also increasing our presence in North America and China.

Since December 2021, our production capacity has returned to pre-lockdown commitment levels given the easing of restrictions in Vietnam and reduced holiday schedule of our factory partners. We continue to fast track the capacity ramp up plan this year, leveraging our close relationship with partners which includes an expansion in Indonesia, where we just commenced production in a new facility.

However, we expect that the following supply chain challenges in the fourth quarter of 2021 caused by COVID-19 will continue to have a short-term and transitory impact on our financial performance for the first half of fiscal year 2022 through: i) increased use of expensive air-freight to rebuild inventory levels after production shortages caused by COVID-19 induced closures of factories in Vietnam; and ii) higher sea and air-freight rates and warehouse labor expenses impacting gross margin and SG&A expenses. As a result, we still expect a headwind to our gross margins of approximately 700-800 basis points in the first half of 2022.

Based on the elevated inventory position, we expect to be able to meet a higher share of the demand from our customers in the first half of 2022 and to drive higher growth than previously expected. At the same time, the current situation in Vietnam provides even more confidence to have the right products to return to hyper growth in the second half of the year. Consequently, for the fiscal year ending December 31, 2022, we now expect net sales to exceed CHF 990 million, which represents year-over-year growth of at least 37% compared to 2021. Further, we expect that improved net sales will allow additional investments into the brand and the team while increasing both our adjusted EBITDA target to CHF 130m and our adjusted EBITDA margin to 13.1%.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the SEC.

Conference Call Information
A conference call is scheduled for March 18, 2022 at 8 a.m. US Eastern time (1 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1-760-294-1674
United Kingdom:    +44-20-3059-5869
Switzerland:        +41-91-261-1447
Germany:         +49-69-566-037-000
Hong Kong:         +852 300-81-745
China:             108-001-401-785 (Toll Free)

No access code necessary

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://event.on24.com/wcc/r/3686968/BE4766714FC46226205DE92AF75F7FAA. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report
The Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at investors.on-running.com/. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's complete audited financial statements, free of charge by requesting a copy from the Company contact below.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Twelve years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, and Net Working Capital are financial measures that are not defined under IFRS.

We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and transaction costs related to the IPO which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and Net Working Capital are measures commonly used by investors to evaluate companies in the sportswear industry.

However, adjusted EBITDA, adjusted EBITDA margin or Net Working Capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. For more information on these non-IFRS measures, please see the section captioned "Reconciliation of Non-IFRS Measures" included in the accompanying financial tables, which includes more detail on the IFRS measure that is most directly comparable to each non-IFRS measure, and the related reconciliations between these measures.

Other than with respect to IFRS net sales, we only provide guidance on a Non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; our highly competitive market and increasing competition; and our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; the war in the Ukraine and its potential consequences, including changes in commodity, oil, material, distribution, air-freight and other operating costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic, the efficacy of vaccines and the prevalence of variants; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Florian Maag
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated statements of income / (loss)

	Year ended December 31,			Three-month period ended December 31,
(CHF in thousands)	2021	2020	% Change	2021	2020	% Change
	(Audited)	(Audited)		(Unaudited)	(Unaudited)

Net sales	724,591	425,295	70%	191,099	124,300	53.7%
Cost of sales	(294,305)	(194,190)	52%	(79,281)	(60,021)	32.1%
Gross profit	430,286	231,105	86%	111,818	64,279	74.0%
Selling, general and administrative expenses	(571,375)	(248,199)	130%	(289,269)	(66,067)	337.8%
Operating result	(141,089)	(17,094)	725%	(354,901)	(3,577)	9820.8%
Financial income	25	27	(8)%	7	7	(1.2)%
Financial expenses	(3,574)	(940)	280%	(1,357)	(306)	343.5%
Foreign exchange result	(14,949)	(6,434)	132%	(12,227)	(699)	1648.8%
Income / (loss) before taxes	(159,588)	(24,441)	553%	(191,027)	(2,787)	6754.1%
Income taxes	(10,640)	(3,083)	245%	4,048	224	1707.2%
Net loss	(170,228)	(27,524)	518%	(186,979)	(2,563)	7195.2%

Earnings per share
Basic EPS Class A (CHF)	(0.59)	(0.10)	470%	(0.60)	(0.01)	6264.1%
Basic EPS Class B (CHF)	(0.06)	—		(0.06)	—	-

Diluted EPS Class A (CHF)	(0.59)	(0.10)	470%	(0.60)	(0.01)	6264.1%
Diluted EPS Class B (CHF)	(0.06)	—		(0.06)	—	-

Consolidated Balance Sheets

(CHF in thousands)	12/31/2021	12/31/2020
	(Audited)	(Audited)

Cash and cash equivalents	653,081	90,642
Trade receivables	99,264	51,631
Inventories	134,178	102,878
Other current financial assets	30,054	17,135
Other current operating assets	48,024	19,979

Current assets	964,601	282,264

Property, plant and equipment	34,399	17,004
Right-of-use assets	177,890	22,719
Intangible assets	57,464	54,667
Deferred tax assets	2,171	5,915

Non-current assets	271,923	100,305

Assets	1,236,524	382,569

Trade payables	45,939	41,543
Other current financial liabilities	20,097	7,276
Other current operating liabilities	121,673	36,113
Current provisions	14,903	376
Income tax liabilities	2,400	1,054

Current liabilities	205,011	86,363

Employee benefit obligations	5,853	5,630
Non-current provisions	4,442	20,645
Other non-current financial liabilities	167,228	19,174
Deferred tax liabilities	5,611	5,664

Non-current liabilities	183,133	51,114

Share capital	33,454	2,172
Treasury shares	(25,035)	—
Capital reserves	1,043,987	276,408
Other reserves	(3,422)	(3,110)
Accumulated losses	(200,604)	(30,377)

Equity	848,379	245,093

Equity and liabilities	1,236,524	382,569

Consolidated Statements of Cash Flows

(CHF in thousands)	2021	2020
	(Audited)	(Audited)

Net loss	(170,228)	(27,524)
Share-based compensation	192,436	48,631
Employee benefit expenses	1,121	957
Depreciation and amortization	31,413	12,091
Interest income and expenses	2,777	602
Net exchange differences	15,183	6,666
Income taxes	10,625	3,083
Change in provisions	4,368	1,674
Change in working capital
Trade receivables	(46,993)	(13,482)
Inventories	(31,771)	(61,305)
Trade payables	4,327	25,564
Change in other current operating assets / liabilities	8,095	(6,511)
Income taxes paid	(4,407)	(5,174)
Cash inflow / (outflow) from operating activities	16,946	(14,728)

Purchase of tangible assets	(24,639)	(10,986)
Purchase of intangible assets	(11,604)	(7,612)
Investment in subsidiary, net of cash acquired	—	—
Payment of contingent considerations	(200)	(26)
Cash (outflow) from investing activities	(36,443)	(18,624)

Proceeds from financial liabilities	—	—
Repayments of financial liabilities	—	(3,000)
Payments of lease liabilities	(13,311)	(3,399)
Proceeds from issue of shares	71	133,266
Equity transaction costs	(6,836)	(1,476)
Interests paid	(2,764)	(595)
Cash inflow / (outflow) from financing activities	595,851	124,796

Change in net cash and cash equivalents	576,354	91,444
Net cash and cash equivalents at January 1	90,595	120
Net impact of foreign exchange rate differences	(13,868)	(969)
Net cash and cash equivalents at December 31	653,081	90,595

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net (loss)	(170,228)	(27,524)	518.5%	(186,979)	(2,563)	7195.2%
Exclude the impact of:
Income taxes	10,640	3,083	245.1%	(4,048)	(224)	1707.2%
Financial income	(25)	(27)	(8.1)%	(7)	(7)	(1.2)%
Financial expenses	3,574	940	280.4%	1,357	306	343.5%
Foreign exchange result(1)	14,949	6,434	132.3%	12,227	699	1648.8%
Depreciation and amortization	31,414	12,091	159.8%	12,022	3,958	203.8%
Share-based compensation(2)	198,456	54,765	262.4%	176,205	9,024	1852.6%
Equity transaction costs(3)	7,647	—	-	422	—	-
Adjusted EBITDA	96,428	49,762	93.8%	11,198	11,193	—%
Adjusted EBITDA Margin	13.3%	11.7%	13.7%	5.9%	9.0%	(35.0)%

(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(3)    In connection with the recent IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

Net Working Capital
Net Working Capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management of Net Working Capital resources. We define Net Working Capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in thousands)	2021	2020	% Change

Accounts receivables	99,264	51,631	92.3%
Inventories	134,178	102,878	30.4%
Trade payables	(45,939)	(41,543)	10.6%
Net working capital	187,503	112,966	66.0%